SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended October 4, 2001


                AYOTTE MUSIC INC.                                 000-30683
--------------------------------------------------     -------------------------
 (Translation of Registrant's name into English)                SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

         Form 20-F     X                          Form 40-F
                    -------                                  --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

           Yes                                       No     X
                --------                                 -------



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Ayotte Music Inc.  (the  "Company")  announces  that the board of directors  has accepted an Agreement in Principle to sell the assets of the Company, subject to Shareholder approval. Shareholder meeting materials complying with United States and Canadian securities laws will be prepared and delivered to Company shareholders in advance of the meeting (not yet scheduled). The assets include the Company's core business of manufacturing and distributing drums and related products.

The prospective Purchaser is a new corporation to be formed by Mr. William Jennison of Coquitlam, British Columbia. The purchase price is CDN$400,000, of which CDN$200,000 will be paid in cash on closing with the remainder in the form of Vendor Take Back financing of CDN$200,000. The Vendor Take Back financing will be in the form of 36 equal payments commencing on December 2002 with an annual interest rate of 7%. In addition to the Vendor Take Back, a bonus will be paid to the Company equal to 5% of the annual pre-tax profits commencing on November 30th, 2002 for the duration of the term of the Vender Take Back financing ending on November 30, 2005.

A consulting fee is to be paid to CrossonVoyer Capital Inc in the form of a retainer/fee of CDN$20,000 plus a completion fee payable upon the successful conclusion of the transaction equal to 7% commission of the "transaction value".

The foregoing is only a summary of terms. Closing of the transaction is subject to negotiation and execution of a formal contract, and to shareholder approval and CDNX approval.

The Company's shares trade on the CDNX exchange under the symbol AYO.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  October 5, 2001                      By:       /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager


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